Will H. Cai

+852 3758 1210

wcai@cooley.com

October 23, 2019

VIA EDGAR

Mr. Jonathan Burr

Ms. Sonia Barros

Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fangdd Network Group Ltd. (CIK No. 0001750593)
Amendment No. 1 to Registration Statement on Form F-1
(File No. 333-234130)

Dear Mr. Burr and Ms. Barros:

On behalf of our client, Fangdd Network Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated October 17, 2019 on the Company’s registration statement on Form F-1 (the “Registration Statement”) dated October 8, 2019 via EDGAR.

The Company has responded to the Staff’s comment by filing the revised document as requested. The Staff’s comment is repeated below in bold and followed by the Company’s response.

Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 1 to the Company’s Registration Statement containing a preliminary prospectus with a price range and certain exhibits.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement dated October 8, 2019, and two copies of the submitted exhibits.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about October 31, 2019, and will file the joint acceleration requests before the requested effective time. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the proposed timetable for the offering.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Exhibit 99.2, page II-3

1.	Please delete the language stating that the opinion is not to be used “or relied upon by anyone else.”

In response to the Staff’s comment, the Company has filed the revised PRC legal opinion as Exhibit 99.2 to the Registration Statement.

*        *         *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, Fangdd Network Group Ltd.
Huaxin Wen, Financial Director, Fangdd Network Group Ltd.
Charlie Kim, Esq., Cooley LLP
John Fung, Partner, KPMG Huazhen LLP
Joe Cheng, Partner, KPMG Huazhen LLP
Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com